UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For December 20, 2002



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 20, 2002 -  Acquisition



                                                                20 December 2002


                Bunzl acquires redistribution business in the us


Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired Saxton, a redistribution business based in Phoenix, Arizona with locations also in Kansas City and Denver.


Saxton, which principally operates in the cleaning and hygiene and foodservice sectors, had sales of $23.8 million in the year to September 2002. Net assets acquired are estimated to be $3.1 million on a net debt free basis.


Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl, said:


"Saxton is an excellent addition to our redistribution business strengthening our position both in cleaning and hygiene and in the relevant regions."


Enquiries

Bunzl plc:                                             Finsbury:
Anthony Habgood, Chairman                              Roland Rudd
David Williams, Finance Director                       Morgan Bone
Tel: 020 7495 4950                                     Tel: 020 7251 3801



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  December 20, 2002                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman